February 25, 2020

Mike Smith
Interim Chief Financial Officer
Stitch Fix, Inc.
1 Montgomery Street
Suite 1500
San Francisco, CA 94104

       Re: Stitch Fix, Inc.
           Form 10-K for the Fiscal Year Ended August 3, 2019
           Filed October 2, 2019
           File No. 001-38291

Dear Mr. Smith:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 3, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 30

1. We note in your earnings calls that you discuss net revenue per client, success rates of items sent in the first fix during a given period compared to the prior period, and inventory turnover. If these metrics are used by management to manage the business, and promote an understanding of the company's operating performance, they should be identified as key performance indicators and discussed pursuant to Instruction 1 of paragraph 303(a) or
      Regulation S-K and Section III.B.1 of SEC Release No. 33-8350. Please tell us your consideration of disclosing these metrics, or other key performance indicators used.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mike Smith
Stitch Fix, Inc.
February 25, 2020
Page 2

       You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 with any questions.



FirstName LastNameMike Smith                            Sincerely,
Comapany NameStitch Fix, Inc.
                                                        Division of Corporation
Finance
February 25, 2020 Page 2                                Office of Trade &
Services
FirstName LastName